FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to

ANNUAL REPORT

of

The Government of Jamaica

(Name of Registrant)

Date of end of last fiscal year: March 31, 2012

SECURITIES REGISTERED

(As of close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
—*	—	—

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Cathleen E. McLaughlin, Esq.

Allen & Overy LLP

1221 Avenue of the Americas

New York, NY 10020

*	The Government of Jamaica files Annual Reports on Form 18-K voluntarily in order for the Government of Jamaica to incorporate such Annual Reports into its shelf registration statements.

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report of the Government of Jamaica on Form 18-K for the year ended March 31, 2012 is being filed to amend and restate Exhibit (d) to the Annual Report to include a discussion of recent developments.

CONTENTS

This amendment to the annual report of the Government of Jamaica on Form 18-K for the year ended March 31, 2012 comprises

(a)	Pages numbered (1) to (4) consecutively.

(b)	The following exhibit:

Exhibit (d) — Description, dated July 5, 2013, of the Government of Jamaica.

SIGNATURE

Pursuant to the requirements of the United States Securities Exchange Act of 1934, the registrant, the Government of Jamaica has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kingston, Jamaica on the 5th day of July 2013.

GOVERNMENT OF JAMAICA

By:	/s/ Peter D. Phillips PhD
Name:	Peter D. Phillips PhD
Title:	Minister of Finance and Planning

EXHIBIT INDEX

Exhibit	Description

(d)	Description, dated July 5, 2013, of the Government of Jamaica

4